

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2019

J. Christopher Douglas
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

     Re: Healthcare Realty Trust Incorporated
         Form 10-K for the year ended December 31, 2018
         Filed February 13, 2019
         File No. 001-11852

Dear Mr. Douglas:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate and
                                 Commodities